UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

April 20, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement Regarding Redemption of “Non-dilutive” Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its Board of Directors resolved on April 20, 2007 to redeem preferred securities issued by MHFG’s overseas special purpose subsidiaries in full, as described below.

(Remarks)

1. Summary of Preferred Securities to be redeemed

Issuer	Mizuho Preferred Capital (Cayman) 1 Limited	Mizuho Preferred Capital (Cayman) 2 Limited

Type of Security	Non-cumulative Perpetual Preferred Securities	Non-cumulative Perpetual Preferred Securities

Maturity	Perpetual	Perpetual

Optional Redemption	Series B The issuer may redeem the preferred securities on each dividend payment date in or after June 2007.	Series A The issuer may redeem the preferred securities on each dividend payment date in or after June 2007.

Dividend	Floating rate	Floating rate

Aggregate Issue Amount	Series B 112.5 billion Japanese Yen	Series A 73 billion Japanese Yen

Date of Payment	February 14, 2002	February 14, 2002

Aggregate Redemption Amount	Series B 112.5 billion Japanese Yen	Series A 73 billion Japanese Yen

2. Scheduled Redemption Date

June 29, 2007 (Fri)

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the redemption of “non-dilutive” preferred securities and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.